CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2017
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated November 8, 2017 and provides information concerning our financial condition and results of operations for the three and six months ended September 30, 2017. You should read this MD&A together with our unaudited condensed consolidated interim financial statements (“Interim Financial Statements”) as at and for the three and six months ended September 30, 2017, and our audited consolidated financial statements and the related notes for the fiscal year ended March 31, 2017 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the year ended March 31, 2017 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this MD&A include, among other things, statements relating to:

•	expectations regarding industry trends and the size and growth rates of addressable markets;

•	our business plan and our growth strategies, including plans for expansion to new markets and new products; and

•	expectations for seasonal trends.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•	our ability to implement our growth strategies;

•	our ability to maintain good business relationships with our customers, suppliers, wholesalers and distributors;

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•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report, which include, but are not limited to, the following risks:

•	we may not open retail stores or e-commerce sites on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our retail partners and international distributors;

•	the success of our marketing programs;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw materials costs, interest and currency exchange rates.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may turn out to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor,

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or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in thousands of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
All references to “$”,”CAD” and “dollars” refer to Canadian dollars unless otherwise indicated, and all references to “USD” and “US$” refer to U.S. dollars. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to “fiscal 2015” are to the Company’s fiscal year ended March 31, 2015; to “fiscal 2016” are to the Company’s fiscal year ended March 31, 2016; to “fiscal 2017” are to the Company’s fiscal year ended March 31, 2017; to “fiscal 2018” are to the Company’s fiscal year ended March 31, 2018 and fiscal 2019 are to the Company’s fiscal year ended March 31, 2019.

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the three and six months ended September 30, 2017 and 2016 and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers. A detailed discussion is provided in “Results of Operations” below.

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CAD $000s (except per share data)	Three months ended September 30, 2017	Three months ended September 30, 2016	Six months ended September 30, 2017	Six months ended September 30, 2016
Statement of Operations Data:
Revenue	172,330	127,935	200,535	143,630
Gross profit	87,093	59,334	100,335	63,993
Gross margin	50.5%	46.4%	50.0%	44.6%
Operating income	48,234	27,672	33,476	12,792
Net income	37,127	20,018	25,038	5,982

Earnings per share
Basic	$0.35	$0.20	$0.23	$0.06
Diluted	$0.33	$0.20	$0.23	$0.06

Other data: (1)
EBITDA	51,181	29,705	39,486	16,724
Adjusted EBITDA	46,399	33,790	32,833	26,308
Adjusted EBITDA margin	26.9%	26.4%	16.4%	18.3%
Adjusted net income	32,877	23,740	19,647	14,248
Adjusted net income per share	$0.31	$0.24	$0.18	$0.14
Adjusted net income per diluted share	$0.29	$0.23	$0.18	$0.14
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Factors Affecting our Performance
We believe that our performance and future success depend on a number of factors that present significant opportunities for us and may pose risks and challenges, including those discussed below.

•
Market Expansion. Our market expansion strategy has been a key driver of our recent revenue growth and we have identified additional high potential markets where we plan to continue to execute our expansion strategy. Across our various markets, we plan to focus on increasing brand awareness, deepening our wholesale presence and rolling out our Direct-to-Consumer (“DTC”) channel as market conditions permit. We expect that marketing and selling expenses to support these initiatives will continue to grow in proportion to anticipated revenue growth.

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•
Growth in our DTC Channel. We introduced our DTC channel in fiscal 2015 with the launch of our Canadian e-commerce store and have since established e-commerce stores in the United States in the second quarter of fiscal 2016, in the United Kingdom and France in the second quarter of fiscal 2017, in Ireland in the first quarter of fiscal 2018, and in Belgium, Luxembourg, the Netherlands, Sweden, Germany and Austria in second quarter of fiscal 2018. We are targeting in the long term to open a total of 15 to 20 e-commerce sites.

In the third quarter of fiscal 2017, we opened our first two retail stores in Toronto and in New York City and anticipate opening a select number of additional retail locations where we believe they can operate profitably. In the third quarter of fiscal 2018 we will open four retail stores in London, Chicago, Boston and Calgary, with a long term target of opening 15 to 20 company-owned retail stores. In addition to these stores which we will own and operate, our distribution partner in Japan plans to open a retail store in Tokyo in fiscal 2018.
A jacket sale in our DTC channel provides two-to-four times greater contribution to segment operating income per jacket as compared to a sale of the same product in our wholesale channel. As we continue to increase the percentage of sales from our DTC channel, we expect to continue to maintain a balanced multi-channel distribution model. Growth in our DTC channel is also expected to reduce the current seasonal concentration of our revenue by allowing us to recognize revenue at the point of customer purchase instead of when products are transferred to our retail partners. As a result, we expect a relatively higher percentage of our DTC sales to be recognized in our third and fourth fiscal quarters.

•
New Products. The evolution of our heritage line of winter products, expansion of our product assortment across Spring, and Fall, and new product categories such as knitwear have contributed meaningfully to our performance. We intend to continue investing in the development and introduction of new products. We introduced a new Spring collection in stores in the fourth quarter of fiscal 2017. We launched our new knitwear collection in the second quarter of fiscal 2018, which we will continue to roll out gradually over the remainder of fiscal 2018 and fiscal 2019. As we introduce additional products, we expect that they will supplement the seasonal nature of our business and expand our addressable geographic market. We expect these products to be accretive to revenue, but such products may carry a lower gross margin per unit than our Winter collection.

•
Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our revenue and earnings for the fiscal year during our second and third fiscal quarters. We generated 83.5%, 77.4%, and 78.1% of our revenues in the second and third fiscal quarters of fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Our business model also provides visibility into expected future revenues, with a significant majority of wholesale orders booked during the third and fourth fiscal quarters of the prior fiscal year. In addition, we typically experience net losses in the first and fourth quarters as we invest ahead of our most active season.

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Working capital requirements typically increase throughout our first and second fiscal quarters as inventory builds to support our peak shipping and selling period from August to November. Cash provided by operating activities is typically highest in our third quarter due to the significant inflows associated with our peak selling season. On an annual basis, changes that impact our gross margin are not significant.  However, when these amounts are recorded in the first or fourth quarter, they can have a disproportionate impact on our quarterly results due to the low proportion of revenue recorded in these periods.

•
Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2017, 2016 and 2015, we generated 52.2%, 54.6% and 49.3%, respectively, of our revenue in currencies other than Canadian dollars. Our sales outside of Canada also present an opportunity to strategically price our products to improve our profitability. As the majority of our wholesale revenue remains derived from retailer orders made prior to the beginning of the fiscal year, we have a high degree of visibility into our anticipated future cash flows from operations. In addition, most of our raw materials are sourced outside of Canada, primarily in U.S. dollars. Selling, general and administrative expenses (“SG&A expenses”) are typically denominated in the currency of the country in which they are incurred. This extended visibility allows us to manage foreign currency exposure over the operating cycle by utilizing foreign exchange forward contracts.

The Company is exposed foreign currency exchange risk on the principal and interest payable on its U.S. dollar denominated Revolving Facility and Term Loan Facility. On October 18, 2017, the Company entered into foreign exchange forward and swap contracts to mitigate the foreign exchange risk on the principal amount of the Term Loan Facility. See — “Recent Developments” below.
The main foreign currency exchange rates that impact our business and operations as at and for the three and six months ended September 30, 2017 and 2016 are summarized below:

	Foreign currency exchange rate $1.00 CAD
	Fiscal 2018			Fiscal 2017
Currency	September 30	Average Q2	Average YTD	September 30	Average Q2	Average YTD
USD	1.2480	1.2526	1.2987	1.3117	1.3047	1.2965
EUR	1.4742	1.4716	1.4754	1.4741	1.4564	1.4559
GBP	1.6716	1.6398	1.6800	1.7069	1.7126	1.7806
Source: Bank of Canada
Components of Our Results of Operations

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Revenue
Revenue in our wholesale channel is comprised of sales to retail partners and distributors of our products. Wholesale revenue from the sale of goods, net of an estimate for sales returns, discounts and allowances, is recognized when the significant risks and rewards of ownership of the goods have passed to the retail partner or distributor which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third-party warehouse or arrive at the reseller’s facilities, and there is no continuing management involvement or obligation affecting the acceptance of the goods.
Revenue in our DTC channel consists of sales through our e-commerce operations and, beginning in the third quarter of fiscal 2017, in our retail stores. Revenue through e-commerce operations and retail stores are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns.
Cost of Sales and Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products, including raw materials, direct labour and overhead, plus in-bound freight, duty and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties. It also includes costs incurred in the production, design, distribution and merchandise departments as well as raw materials and finished goods inventory provisions and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials, which are sourced both in Canadian dollars and U.S. dollars, labour rates in Canada and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.
Selling, General and Administrative Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our product to our retail partners, e-commerce customers and retail stores. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations.
Selling costs generally correlate to revenue timing and therefore experience similar seasonal trends. As a percentage of sales, we expect these selling costs to increase as our business evolves. This increase is expected to be driven primarily by the growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores. The growth of our DTC channel is expected to be accretive to net income given the higher gross profit margin of our DTC channel which results from the opportunity to capture the full retail value of our products.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, share-based compensation and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. In addition, in connection with our initial public offering completed on March

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21, 2017 (“IPO”), we incurred transaction costs and stock based compensation expenses and we anticipate a significant increase in accounting, legal and professional fees associated with being a public company. Foreign exchange gains and losses are recorded in SG&A expenses and comprise translation of assets and liabilities denominated in currencies other than the functional currency of the entity, including the Term Loan Facility (as defined below), a portion of our Revolving Facility (as defined below), mark-to-market adjustments on derivative contracts, foreign exchange forward contracts, and realized gains on settlement of foreign currency denominated assets and liabilities.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, the U.S., Switzerland and the U.K.
Segments
We report our results in two segments which are aligned with our sales channels: Wholesale and DTC. We measure each reportable operating segment’s performance based on revenue and segment operating income. Through our wholesale segment we sell to retail partners and distributors in 38 countries. Our DTC segment comprises online sales through our e-commerce sites to customers in Canada, the U.S., the U.K., France, Ireland, Luxembourg, Belgium, the Netherlands, Sweden, Germany and Austria and sales to customers of our retail stores in Toronto and New York City.
Our wholesale segment and DTC segment represented 71.5% and 28.5% of our total revenue, respectively, in fiscal 2017. For fiscal 2016, the wholesale segment and DTC segment contributed 88.6% and 11.4%, of the total revenue, respectively, and for fiscal 2015, the wholesale segment and DTC segment contributed 96.3% and 3.7%, respectively. We expect this trend from wholesale towards DTC to continue as we open more retail stores and e-commerce sites.
RECENT DEVELOPMENTS
Products

•
On August 14, 2017 we launched our knitwear collection for men and women. Building on the brand’s sixty years of experience and expertise in keeping people warm, the Canada Goose knitwear collection embodies our function-first design philosophy and stays true to the brand’s authentic utilitarian aesthetic.

Retail stores

•	Retail stores in London, Boston and Calgary are scheduled to open in the third quarter of fiscal 2018. Our Chicago retail store opened on October 26, 2017.

•	A retail store is also scheduled to open in Tokyo in the third quarter of fiscal 2018, which will be operated by our Japanese distribution partner.

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E-commerce sites

•
In the second quarter of fiscal 2018, e-commerce sites were launched in Belgium and Luxembourg on July 13, 2017 in the Netherlands on July 31, 2017, in Sweden on August 14, 2017, and in Germany and Austria on September 14, 2017.

•
The addition of these six e-commerce sites in the second quarter of fiscal 2018 brings our total number of e-commerce sites to eleven, positions us well in terms of delivering on our overall DTC growth strategy and further strengthens our global e-commerce footprint.

Secondary offering of the subordinate voting shares of Canada Goose

•	The public secondary offering of 12,500,000 subordinate voting shares of the Company (the “Secondary Offering”) closed on July 5, 2017.

•
The subordinate voting shares offered in the Secondary Offering were sold by existing shareholders, including investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, an entity indirectly controlled by the President and Chief Executive Officer of the Company, and certain members of our management, at a price to the public of US$20.75 per share.

Hedging of Term Loan Facility

•
On October 18, 2017, the Company committed to derivative transactions to hedge a portion of its exposure to foreign currency exchange risk related to its term loan liability denominated in U.S. dollars.

•
The Company committed to a long-dated forward exchange contract to buy $75,000, or $59,382 in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the term to maturity (December 2, 2021).

•
The Company has also committed to a cross-currency swap by selling $50,000, $39,968 in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50,000 fixed rate debt bearing interest at a rate of 5.80%. Concurrently, the Company committed to a cross-currency swap by selling the $50,000 fixed rate debt bearing interest at a rate of 5.80% and receiving $50,000, €33,966 in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. The Company intends to apply hedge accounting for this transaction by designating the cross-currency swap as a hedge of the net investment in its European subsidiary.

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RESULTS OF OPERATIONS
Three months ended September 30, 2017 compared to three months ended September 30, 2016
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers.

CAD $000s (except per share data)	Three months ended September 30, 2017	Three months ended September 30, 2016	$ Change
Statement of Operations Data:
Revenue	172,330	127,935	44,395
Cost of sales	85,237	68,601	16,636
Gross profit	87,093	59,334	27,759
Gross margin	50.5%	46.4%
Selling, general and administrative expenses	36,545	30,172	6,373
SG&A expenses as % of revenue	21.2%	23.6%
Depreciation and amortization	2,314	1,490	824
Operating income	48,234	27,672	20,562
Operating income as % revenue	28.0%	21.6%
Net interest and other finance costs	3,599	2,438	1,161
Income before income tax	44,635	25,234	19,401
Income tax expense	7,508	5,216	2,292
Effective tax rate	16.8%	20.7%
Net income	37,127	20,018	17,109
Other comprehensive income (loss)	1,259	(415)	1,674
Total comprehensive income	38,386	19,603	18,783
Earnings per share
Basic	$0.35	$0.20	$0.15
Diluted	$0.33	$0.20	$0.13
Weighted average number of shares outstanding
Basic	106,992,382	100,000,000
Diluted	111,478,881	101,704,270
Other data: (1)
EBITDA	51,181	29,705	21,476
Adjusted EBITDA	46,399	33,790	12,609
Adjusted EBITDA margin	26.9%	26.4%
Adjusted net income	32,877	23,740	9,137
Adjusted net income per share	$0.31	$0.24	$0.07
Adjusted net income per diluted share	$0.29	$0.23	$0.06
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See — “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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Revenue
Revenue for the three months ended September 30, 2017 increased by $44.4 million, or 34.7%, compared to the three months ended September 30, 2016. The increase was driven by growth in both our wholesale and DTC channels and across all geographic regions, partially offset by a weaker U.S dollar. On a constant currency(1) basis, revenue increased by 36.5% for the three months ended September 30, 2017 compared to the three months ended September 30, 2016. Revenue generated from our DTC channel represented 11.8% of total revenue for the three months ended September 30, 2017 compared to 4.3% for the three months ended September 30, 2016.

	For three months ended		$ Change	Foreign Exchange Impact	$ Change	% Change
CAD $000s	September 30, 2017	September 30, 2016	As reported		Constant Currency	As reported	Constant Currency

Wholesale	152,074	122,438	29,636	(2,010)	31,646	24.2%	25.8%
DTC	20,256	5,497	14,759	(350)	15,109	268.5%	274.9%
Total revenue	172,330	127,935	44,395	(2,360)	46,755	34.7%	36.5%
(1) Constant currency revenue is a non-IFRS financial measure. See — “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue in our wholesale channel was $152.1 million for the three months ended September 30, 2017, an increase of $29.6 million compared to the three months ended September 30, 2016, driven by growth in all regions. In the quarter, revenue of approximately $13 million, which was originally expected to be earned in the second half of the year, was pulled forward. Enabled by increased efficiency in manufacturing and sales planning, shipment timing was accelerated in response to requests from retail partners approaching their peak selling season.
DTC
Revenue in our DTC channel was $20.3 million for the three months ended September 30, 2017, an increase of $14.8 million compared to the three months ended September 30, 2016. The year-over-year increase reflects incremental revenue generated from retail stores opened in Toronto and New York City in the third quarter of fiscal 2017, the continued strong performances from our U.S and Canada e-commerce sites, and incremental revenue from our France and U.K. e-commerce sites, which launched late in the second quarter of fiscal 2017. Traffic on our newly launched e-commerce sites in the other European markets was encouraging over a seasonally-low quarter for e-commerce.

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Revenue by geography

CAD $000s	For the three months ended
Revenue by geography:	September 30, 2017	% of total revenue	September 30, 2016	% of total revenue	$ Change	% Change
Canada	61,994	36.0%	39,123	30.6%	22,871	58.5%
United States	44,294	25.7%	38,607	30.2%	5,687	14.7%
Rest of World	66,042	38.3%	50,205	39.2%	15,837	31.5%
	172,330	100.0%	127,935	100.0%	44,395	34.7%

Revenue growth was strong across all our geographic segments for the three months ended September 30, 2017 compared to the three months ended September 30, 2016. Revenue in Canada experienced the highest growth over the year-over-year period driven primarily by the DTC channel and pull-forward of wholesale purchases in the current year. Revenue in the U.S. has increased in all channels despite headwinds in the U.S. retail market and the weakening U.S. currency, with DTC revenue and wholesale pull-forward acting as the primary factors.
Cost of Sales and Gross Profit

Total cost of sales for the three months ended September 30, 2017 increased by $16.6 million, or 24.3% compared to the three months ended September 30, 2016. Gross profit was $87.1 million for the three months ended September 30, 2017, representing a gross margin of 50.5%, compared with $59.3 million for the three months ended September 30, 2016, representing a gross margin of 46.4%. The increase in gross profit and gross margin was primarily attributable to a significantly higher proportion of revenue in the DTC channel, partially offset by a weakening of the U.S. currency. In addition, inventory reserves taken in fiscal 2017 reduced gross margin. Revenue generated from our DTC channel represented 11.8% of total revenue for the three months ended September 30, 2017 compared to 4.3% for the three months ended September 30, 2016.

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	For the three months ended
	September 30, 2017		September 30, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change

Wholesale
Revenue	152,074	100.0%	122,438	100.0%	29,636
Cost of sales	79,919	52.6%	66,906	54.6%	13,013
Gross profit	72,155	47.4%	55,532	45.4%	16,623

DTC
Revenue	20,256	100.0%	5,497	100.0%	14,759
Cost of sales	5,318	26.3%	1,695	30.8%	3,623
Gross profit	14,938	73.7%	3,802	69.2%	11,136

Total
Revenue	172,330	100.0%	127,935	100.0%	44,395
Cost of sales	85,237	49.5%	68,601	53.6%	16,636
Gross profit	87,093	50.5%	59,334	46.4%	27,759
Wholesale
Cost of sales in our wholesale channel was $79.9 million for the three months ended September 30, 2017, an increase of $13.0 million, compared to the three months ended September 30, 2016. Gross profit was $72.2 million representing a gross margin of 47.4% for the three months ended September 30, 2017, compared with a gross profit of $55.5 million, representing a gross margin of 45.4% for the three months ended September 30, 2016.
The year-over-year increase in gross profit in the second quarter of fiscal 2018 was primarily the result of an increase in revenue across all geographic segments. The increase in gross margin was the result of a shift in sales to higher margin geographies, a lower cost of U.S dollar denominated purchases and lower inventory reserves.
DTC
Cost of sales in our DTC channel for the three months ended September 30, 2017 was $5.3 million, an increase of $3.6 million compared to the three months ended September 30, 2016. Gross profit was $14.9 million for the three months ended September 30, 2017, representing a gross margin of 73.7% compared with $3.8 million of gross profit for the three months ended September 30, 2016, representing a gross margin of 69.2%.
The increase in DTC channel gross profit was primarily attributable to incremental revenue generated from the Toronto and New York City retail stores, European e-commerce sites and growth in our existing North American e-commerce business, while the gross margin increase related to the maturity of the DTC business.

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Selling, General and Administrative Expenses
SG&A expenses for the three months ended September 30, 2017 increased by $6.4 million, or 21.1%, compared to the three months ended September 30, 2016, which followed seasonal revenue trends in this period and reflected a higher cost base associated with our DTC channel. SG&A expenses, as a percentage of sales, declined due to timing of SG&A expenses , which is expected to reverse over the balance of the year, increased revenue, and a $5.8 million unrealized foreign exchange gain on the Term Loan Facility.

	For the three months ended
	September 30, 2017		September 30, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change

Segment:
Wholesale	12,074	7.9%	9,278	7.6%	2,796
DTC	8,340	41.2%	3,433	62.5%	4,907
Unallocated corporate expense	16,131		17,461		(1,330)
	36,545	21.2%	30,172	23.6%	6,373
Wholesale
SG&A expenses in our wholesale channel for the three months ended September 30, 2017 was $12.1 million, an increase of $2.8 million or 30.1%, compared to the three months ended September 30, 2016. SG&A expenses in our wholesale channel represented 7.9% of segment revenue for the three months ended September 30, 2017, compared to 7.6% of segment revenue for the three months ended September 30, 2016. The increase in costs was primarily related to higher volume, an increase in employee headcount and operational and selling expenditures to support new marketing initiatives and entry into new markets.
DTC
SG&A expenses in our DTC channel for the three months ended September 30, 2017 was $8.3 million, an increase of $4.9 million compared to the three months ended September 30, 2016, which represents 41.2% of segment revenue for the three months ended September 30, 2017, compared to 62.5% of segment revenue for the three months ended September 30, 2016. The increase in segment costs was attributable to costs related to our two retail stores, maintaining our five existing e-commerce sites and preparation for launching an additional six European e-commerce sites in the second quarter of fiscal 2018 (compared with maintaining two e-commerce sites in the same period in fiscal 2017), and $2.0 million of pre-opening costs incurred for our upcoming four retail stores (compared to $0.7 million for our Toronto and New York stores in the prior year period).

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Unallocated Corporate Expense
The decrease in unallocated corporate expenses of $1.3 million is primarily a result of a $5.8 million unrealized foreign exchange gain on the Term Loan Facility, $1.2 million lower share based compensation costs and $1.9 million of IPO related transaction costs incurred in second quarter of fiscal 2017 partially offset by an increase in corporate expenses to support operational growth.
Operating Income and Margin
Total operating income increased by $20.6 million from $27.7 million for the three months ended September 30, 2016 to $48.2 million for the three months ended September 30, 2017. Operating income as a percentage of revenue (operating margin) increased from 21.6% to 28.0% over the year-over-year period.

	For the three months ended
	September 30, 2017		September 30, 2016
CAD $000s	Operating income	Operating margin	Operating income	Operating margin	$ Change

Segment:
Wholesale	60,081	39.5%	46,254	37.8%	13,827
DTC	6,598	32.6%	369	6.7%	6,229
	66,679		46,623		20,056
Unallocated corporate expense	16,131		17,461		(1,330)
Unallocated depreciation and amortization expense	2,314		1,490		824
Total operating income	48,234	28.0%	27,672	21.6%	20,562
Wholesale
Wholesale segment operating income increased by $13.8 million to $60.1 million for the three months ended September 30, 2017 compared to the three months ended September 30, 2016, due to higher gross profit and gross margin expansion for reasons described above.
DTC
DTC segment operating income increased by $6.2 million compared to the three months ended September 30, 2016. The operating income derived from the Toronto and New York City retail stores and the strong performances of the Canada, U.S., U.K. and France e-commerce sites were partially offset by $2.0 million of pre-opening expenses incurred for our Boston, Calgary, Chicago and London retail store locations, which are all expected to generate revenues in the third quarter of fiscal 2018.

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Net Interest and Other Finance Costs
Net interest and finance costs for the three months ended September 30, 2017 was $3.6 million, compared with $2.4 million for the three months ended September 30, 2016, primarily as a result of higher average borrowings of $269.2 million compared to $231.7 million in the same period in fiscal 2017, of amortization of financing costs, and of a marginally higher weighted average borrowing rate.
Income Taxes
Income tax expense for the three months ended September 30, 2017 was $7.5 million compared to a $5.2 million expense for the three months ended September 30, 2016. For the three months ended September 30, 2017, the effective tax rate was 16.8% compared to 20.7% for the three months ended September 30, 2016, and the statutory tax rate of 25.4%. The decrease in the effective tax rate relates primarily to the non-taxable portion of unrealized gains on foreign exchange translation and the the timing of taxable income in jurisdictions with statutory tax rate differences.
Net Income
Net income for the three months ended September 30, 2017 was $37.1 million compared to $20.0 million net income for the three months ended September 30, 2016. The increase in net income of $17.1 million was driven by the factors described above.

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Six months ended September 30, 2017 compared to six months ended September 30, 2016
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers.

CAD $000s (except per share data)	Six months ended September 30, 2017	Six months ended September 30, 2016	$ Change
Statement of Operations Data:
Revenue	200,535	143,630	56,905
Cost of sales	100,200	79,637	20,563
Gross profit	100,335	63,993	36,342
Gross margin	50.0%	44.6%
Selling, general and administrative expenses	62,377	48,265	14,112
SG&A expenses as % of revenue	31.1%	33.6%
Depreciation and amortization	4,482	2,936	1,546
Operating income	33,476	12,792	20,684
Operating income as % revenue	16.7%	8.9%
Net interest and other finance costs	6,691	5,533	1,158
Income before income tax	26,785	7,259	19,526
Income tax expense	1,747	1,277	470
Effective tax rate	6.5%	17.6%
Net income	25,038	5,982	19,056
Other comprehensive income (loss)	1,301	(407)	1,708
Total comprehensive income	26,339	5,575	20,764
Earnings per share
Basic	$0.23	$0.06	$0.17
Diluted	$0.23	0.06	0.17
Weighted average number of shares outstanding
Basic	106,747,784	100,000,000
Diluted	110,700,260	101,702,032
Other data: (1)
EBITDA	39,486	16,724	22,762
Adjusted EBITDA	32,833	26,308	6,525
Adjusted EBITDA margin	16.4%	18.3%
Adjusted net income	19,647	14,248	5,399
Adjusted net income per share	$0.18	$0.14	$0.04
Adjusted net income per diluted share	$0.18	$0.14	$0.04
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See — “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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Revenue
Revenue for the six months ended September 30, 2017 increased by $56.9 million, or 39.6%, compared to the six months ended September 30, 2016. The increase was driven by a increased order volume, by approximately $18 million in timing of sales in our wholesale channel and by growth in our DTC channel. The revenue increase was noted across all reportable geographic segments. On a constant currency(1) basis, revenue increased by 41.1% for the six months ended September 30, 2017 compared to the six months ended September 30, 2016 reflecting the strengthening of the Canadian dollar against other currencies. Revenue generated from our DTC channel represented 14.2% of total revenue for the six months ended September 30, 2017 compared to 4.7% for the six months ended September 30, 2016.

	For six months ended		$ Change	Foreign Exchange Impact	$ Change	% Change
CAD $000s	September 30, 2017	September 30, 2016	As reported		Constant Currency	As reported	Constant Currency
Revenue
Wholesale	171,970	136,875	35,095	(1,845)	36,940	25.6%	27.0%
DTC	28,565	6,755	21,810	(284)	22,094	322.9%	327.1%
Total revenue	200,535	143,630	56,905	(2,129)	59,034	39.6%	41.1%
(1) Constant currency revenue is a non-IFRS financial measure. See — “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue in our wholesale channel was $172.0 million for the six months ended September 30, 2017, an increase of $35.1 million compared to the six months ended September 30, 2016, driven by growth in all regions. In the period, revenue of approximately $18 million, which was originally expected to be earned in the second half of the year, was pulled forward. Visibility in our order book, strong consumer demand, and execution of our production plan enabled us to deliver products earlier than planned.
DTC
Revenue in our DTC channel was $28.6 million for the six months ended September 30, 2017, an increase of $21.8 million, compared to the six months ended September 30, 2016. The year-over-year increase reflects incremental revenue generated from retail stores opened in Toronto and New York City in the third quarter of fiscal 2017, the strong performance from our U.S and Canada e-commerce sites, and incremental revenue from our France and U.K. e-commerce sites, which launched late in the second quarter of fiscal 2017.

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Revenue by geography

CAD $000s	For six months ended
Revenue by geography:	September 30, 2017		% of total revenue	September 30, 2016	% of total revenue	$ Change	% Change
Canada	72,420		36.1%	45,452	31.6%	26,968	59.3%
United States	50,282		25.1%	41,710	29.0%	8,572	20.6%
Rest of World	77,833		38.8%	56,468	39.3%	21,365	37.8%
	200,535	—	100.0%	143,630	100.0%	56,905	39.6%
Revenue increased across all our reportable geographic segments, with the strongest year-over-year growth generated from the Canadian market driven primarily by the DTC business. Revenue is distributed evenly across all regions with the Rest of World contributing 38.8% to our overall total market followed closely by Canada at 36.1%. This reflects the timing of shipments to our Asian distribution partners earlier in the fiscal year, consistent with fiscal 2017. As retail stores open and e-commerce activity increases, we expect these relative proportions to normalize.
Cost of Sales and Gross Profit
Cost of sales for the six months ended September 30, 2017 increased by $20.6 million, or 25.8%, compared to the six months ended September 30, 2016. Gross profit was $100.3 million for the six months ended September 30, 2017, representing a gross margin of 50.0%, compared with $64.0 million for the six months ended September 30, 2016, representing a gross margin of 44.6%. The increase in gross profit and gross margin was primarily attributable to a significantly higher proportion of revenue in the DTC channel. Revenue generated from our DTC channel represented 14.2% of total revenue for the six months ended September 30, 2017 compared to 4.7% of total revenue for the six months ended September 30, 2016.

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	For the six months ended
	September 30, 2017		September 30, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change

Wholesale
Revenue	171,970	100.0%	136,875	100.0%	35,095
Cost of sales	92,826	54.0%	77,441	56.6%	15,385
Gross profit	79,144	46.0%	59,434	43.4%	19,710

DTC
Revenue	28,565	100.0%	6,755	100.0%	21,810
Cost of sales	7,374	25.8%	2,196	32.5%	5,178
Gross profit	21,191	74.2%	4,559	67.5%	16,632

Total
Revenue	200,535	100.0%	143,630	100.0%	56,905
Cost of sales	100,200	50.0%	79,637	55.4%	20,563
Gross profit	100,335	50.0%	63,993	44.6%	36,342
Wholesale
Cost of sales in our wholesale channel was $92.8 million for the six months ended September 30, 2017, an increase of $15.4 million, compared to the six months ended September 30, 2016. Gross profit was $79.1 million, representing a gross margin of 46.0%, compared with a gross profit of $59.4 million, representing a gross margin of 43.4% for the six months ended September 30, 2016.
The year-over-year increase in gross profit in the first half of fiscal 2018 was partly the result of an approximately $18 million shift in timing of shipments as compared with fiscal 2017 as well as lower inventory reserves recorded in the current year. The increase in gross margin was the result of the increase in revenues across all regions, a shift in the proportion of revenue to higher margin geographies, lower inventory reserves, and product mix of sales to distributors, partially offset by the strengthening Canadian dollar.
DTC
Cost of sales in our DTC channel for the six months ended September 30, 2017 was $7.4 million, an increase of $5.2 million compared to the six months ended September 30, 2016. Gross profit was $21.2 million, representing a gross margin of 74.2%, compared with $4.6 million of gross profit for the six months ended September 30, 2016, representing a gross margin of 67.5%.
The increase in DTC channel gross profit was attributable to incremental revenue generated from the Toronto and New York City retail stores and the France and U.K. e-commerce sites and from

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growth in our existing North American e-commerce business, while the gross margin increase related to the maturity of the DTC business.
Selling, General and Administrative Expenses
SG&A expenses for the six months ended September 30, 2017 increased by $14.1 million, or 29.2%, compared to the six months ended September 30, 2016, which followed seasonal revenue trends in this period and reflected a higher cost base associated with our DTC channel. SG&A expenses as a percentage of sales declined due to timing of SG&A expenses , which is expected to reverse over the balance of fiscal 2018, increased revenue, and a $9.6 million unrealized foreign exchange gain on the Term Loan Facility.

	For the six months ended
	September 30, 2017		September 30, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change

Segment:
Wholesale	17,942	10.4%	13,426	9.8%	4,516
DTC	14,886	52.1%	4,682	69.3%	10,204
Unallocated corporate expense	29,549		30,157		(608)
	62,377	31.1%	48,265	33.6%	14,112
Wholesale
SG&A expenses in our wholesale channel for the six months ended September 30, 2017 was $17.9 million, an increase of $4.5 million or 33.6% compared to the six months ended September 30, 2016. SG&A expenses in our wholesale channel represented 10.4% of segment revenue for the six months ended September 30, 2017, compared to 9.8% of segment revenue for the six months ended September 30, 2016. The increase in costs was primarily related to higher volume, an increase in employee headcount and operational and selling expenditures to support new marketing initiatives and entry into new markets.
DTC
SG&A expenses in our DTC channel for the six months ended September 30, 2017 was $14.9 million, an increase of $10.2 million, compared to the six months ended September 30, 2016, which represents 52.1% of segment revenue for the six months ended September 30, 2017, compared to 69.3% of segment revenue for the six months ended September 30, 2016. The increase in segment costs was attributable to higher volume generated from our two retail stores, maintaining our existing e-commerce sites and preparing to launch seven new European e-commerce sites in fiscal 2018 (compared with maintaining two North American e-commerce sites in the same period in fiscal 2017) and to $3.3 million of pre-opening costs incurred for our upcoming Boston, Chicago, Calg

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ary and London retail stores (compared to $0.7 million for our Toronto and New York stores in the prior year period).
Unallocated Corporate Expense
The year-over-year decrease in unallocated corporate expenses of $0.6 million is primarily a result of a $9.6 million unrealized foreign exchange gain on the Term Loan Facility, $0.8 million of lower share based compensation costs and $1.2 million of lower transaction costs.
Operating Income and Margin
Total operating income increased by $20.7 million from $12.8 million for the six months ended September 30, 2016 to $33.5 million for the six months ended September 30, 2017. Operating margin as a percentage of revenue correspondingly increased from 8.9% to 16.7% year-over-year.

	For the six months ended
	September 30, 2017		September 30, 2016
CAD $000s	Operating income	Operating margin	Operating income	Operating margin	$ Change

Segment:
Wholesale	61,202	35.6%	46,008	33.6%	15,194
DTC	6,305	22.1%	(123)	(1.8)%	6,428
	67,507		45,885		21,622
Unallocated corporate expense	29,549		30,157		(608)
Unallocated depreciation and amortization expense	4,482		2,936		1,546
Total operating income	33,476	16.7%	12,792	8.9%	20,684
Wholesale
Wholesale segment operating income increased by $15.2 million to $61.2 million for the six months ended September 30, 2017 compared to the six months ended September 30, 2016, due to higher gross profit and gross margins for reasons described above.
DTC
DTC segment operating income increased by $6.4 million for the six months ended September 30, 2017 compared to the six months ended September 30, 2016. The operating income from the Toronto and New York City retail stores and the strong performance of the Canada, U.S., U.K. and France e-commerce sites were partially offset by $3.3 million of pre-opening costs incurred for the Chicago, Boston, Calgary and London retail store locations, which are expected t

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o generate revenues in the third quarter of fiscal 2018. This trend is expected to continue as we execute on our DTC strategy and open more retail stores and e-commerce sites.
Net Interest and Other Finance Costs
Net interest and finance costs for the six months ended September 30, 2017 was $6.7 million, compared with $5.5 million for the six months ended September 30, 2016. In the first quarter of fiscal 2016, the Company entered into a refinancing agreement resulting in a $0.9 million write-off of deferred financing costs. Excluding the impact of this write-off, net interest and finance costs increased by $2.1 million primarily as a result of higher average borrowings of $235.9 million in the six months ended September 30, 2017, compared to $200.9 million in the same period in fiscal 2017, and of amortization of financing costs, partially offset by a year-over-year reduction in the weighted average borrowing rate.

Income Taxes
Income tax expense for the six months ended September 30, 2017 was $1.7 million compared to a $1.3 million expense for the six months ended September 30, 2016. For the six months ended September 30, 2017, the effective tax rate was 6.5% compared to 17.6% for the three months ended September 30, 2016, and the statutory tax rate of 25.4%. The decrease in the effective tax rate relates primarily to the non-taxable portion of unrealized gains on foreign exchange translation and the the timing of taxable income in jurisdictions with statutory tax rate differences.
Net Income
Net income for the six months ended September 30, 2017 was $25.0 million compared to $6.0 million for the six months ended September 30, 2016. The increase in net income of $19.1 million was driven by the factors described above.
Quarterly Financial Information
CAD $000s (except per share data)

	Fiscal 2018		Fiscal 2017				Fiscal 2016
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Revenue	172,330	28,205	51,096	209,051	127,935	15,695	41,921	115,504
% of fiscal revenue	N/A	N/A	12.7%	51.8%	31.7%	3.9%	14.4%	39.7%
Net income (loss)	37,127	(12,089)	(23,431)	39,088	20,019	(14,036)	(9,202)	21,446
Basic earnings (loss) per share	$0.35	$(0.11)	$(0.23)	$0.39	$0.20	$(0.14)	$(0.09)	$0.21
Diluted earnings (loss) per share	$0.33	$(0.11)	$(0.23)	$0.38	$0.20	$(0.14)	$(0.09)	$0.21

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Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically reduced or negative in the first and fourth quarters as we incur certain fixed corporate and segment SG&A expenses throughout the year.
Revenue
Over the last eight quarters, revenue has been impacted by the following:

•
rollout of e-commerce in Canada in the second quarter of fiscal 2015, in the U.S. in the second quarter of fiscal 2016, in the U.K. and France in the second quarter of fiscal 2017, in Ireland in first quarter of fiscal 2018 and in Luxembourg, Belgium, Netherlands, Sweden, Germany and Austria in the second quarter of fiscal 2018.

•	opening of retail stores in Toronto and New York City in the third quarter of fiscal 2017;

•	successful execution of pricing strategy across all segments;

•	shift in mix of revenue from wholesale to DTC;

•	shift in geographic mix of sales to increase sales outside of Canada;

•	fluctuation of the U.S. dollar, Pound Sterling and Euro relative to the Canadian dollar; and

•	timing of shipments to wholesale customers.

Net Income (Loss)
Net income (loss) has been affected by the following factors over the last eight quarters:

•	impact of the items noted under “Revenue” above;

•
increase and timing of our investment in brand, marketing, and administrative support to support our wholesale expansion and DTC channel as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;

•	impact of foreign exchange;

•
higher average cost of borrowings to address the growing magnitude of working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;

•	pre-opening store costs incurred;

•	vesting of stock options;

•	transaction costs in relation to the IPO and the Secondary Offering;

•	changes in senior management;

•	one-time fee of $9.6 million paid in the fourth quarter of fiscal 2017 to terminate our Management Agreement (as defined below); and

•	consolidation of our international operations to Zug, Switzerland which included closing offices across Europe and terminating third-party sales agents.

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NON-IFRS FINANCIAL MEASURES
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share are financial measures that are not defined under IFRS. We use these non-IFRS financial measures, and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. In particular, following Bain Capital’s purchase of a 70% equity interest in our business on December 9, 2013 (the “Acquisition”), we have made changes to our legal and operating structure to better position our organization to achieve our strategic growth objectives which have resulted in outflows of economic resources. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for salaried employees. In addition, we believe EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share are measures commonly used by investors to evaluate companies in the apparel industry. However, they are not presentations made in accordance with IFRS and the use of the terms EBITDA, adjusted EBITDA, adjusted EBITDA margin and adjusted net income vary from others in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Constant currency revenue
Because we are a global company, the comparability of revenue reported in Canadian dollars is also affected by foreign currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the Canadian dollar. These currencies include

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the U.S. dollar, Euro and Pound Sterling. These rate fluctuations can have a significant effect on our reported results. As such, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current year and prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the average exchange rate over the respective period as measured by the Bank of Canada. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.
Working capital
The calculation of working capital provides additional information and is not defined under IFRS. We define working capital as current assets minus current liabilities. This measurement should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. This information is intended to provide investors with information about the Company’s liquidity. See — “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of working capital as at September 30, 2017 and March 31, 2017.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

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The tables below reconcile net income to EBITDA, adjusted EBITDA, adjusted EBITDA margin and adjusted net income for the three and six months ended September 30, 2017 and 2016.

CAD $000s	Three months ended September 30, 2017	Three months ended September 30, 2016	Six months ended September 30, 2017	Six months ended September 30, 2016
Net income	37,127	20,018	25,038	5,982
Add the impact of:
Income tax expense	7,508	5,216	1,747	1,277
Net interest and other finance costs	3,599	2,438	6,691	5,533
Depreciation and amortization	2,947	2,033	6,010	3,932
EBITDA	51,181	29,705	39,486	16,724
Add (deduct) the impact of:
Bain Capital management fees (a)	—	63	—	212
Transaction costs (b)	218	1,910	1,546	2,734
Unrealized gain on derivatives (c)	—	—	—	4,422
Unrealized foreign exchange gain on Term Loan Facility (d)	(5,814)	—	(9,580)	—
International restructuring costs (e)	—	80	—	175
Share-based compensation (f)	310	1,374	390	1,499
Agent terminations and other (g)	—	—	—	(116)
Non-cash rent expense (h)	504	658	991	658
Adjusted EBITDA	46,399	33,790	32,833	26,308

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CAD $000s	Three months ended September 30, 2017	Three months ended September 30, 2016	Six months ended September 30, 2017	Six months ended September 30, 2016
Net income	37,127	20,018	25,038	5,982
Add the impact of:
Bain Capital management fees (a)	—	63	—	212
Transaction costs (b)	218	1,910	1,546	2,734
Unrealized gain on derivatives (c)	—	—	—	4,422
Unrealized foreign exchange gain on Term Loan Facility (d)	(5,814)	—	(9,580)	—
International restructuring costs (e)	—	80	—	175
Share-based compensation (f)	310	1,374	390	1,499
Agent terminations and other (g)	—	—	—	(116)
Non-cash rent expense (h)	504	658	991	658
Amortization on intangible assets acquired by Bain Capital (i)	544	544	1,088	1,088
Total adjustments	(4,238)	4,629	(5,565)	10,672
Tax effect of adjustments	(12)	(907)	174	(2,406)
Adjusted net income	32,877	23,740	19,647	14,248

(a)
On December 9, 2013, in connection with the Acquisition, we entered into a management agreement with certain affiliates of Bain Capital for a term of five years (“Management Agreement”). This amount represents payments made pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital no longer receives management fees from the Company.

(b)
In connection with the IPO in March 2017 and the Secondary Offering in July 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are reflected in the table above, and are not indicative of our ongoing costs.

(c)
Represents non-cash unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows occur is more appropriate.

(d)	Represents non-cash unrealized gains on the translation of the Term Loan Facility from USD to CAD.

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(e)
Represents expenses incurred to establish our International headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.

(f)	Represents non-cash share-based compensation expense on stock options issued prior to the IPO. Adjustments reflect management’s estimate that certain tranches of outstanding option awards will vest.

(g)
Represents accrued expenses related to termination payments to be made to our third-party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third-party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.

(h)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(i)
As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which has a useful life of four years, and will expire in the third quarter of fiscal 2018.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our working capital position as at September 30, 2017 and March 31, 2017.

CAD $000’s	September 30, 2017	March 31, 2017	$ Change
Current assets	283,318	163,223	120,095
Current liabilities	70,724	64,269	6,455
Working capital	212,594	98,954	113,640

As at September 30, 2017, we had $13.3 million of cash and $212.6 million of working capital, compared with $9.7 million of cash and $99.0 million of working capital as at March 31, 2017. The $113.6 million increase in our working capital arose primarily from a $90.9 million increase in accounts receivable from a seasonal low as at March 31, 2017 and a $29.0 million increase in inventory due to seasonal build ahead of our peak selling season and in connection with our upcoming retail store openings. Working capital is significantly impacted by the seasonal trends of our business and has been further impacted in recent quarters by the opening of our retail stores.
Our Revolving Facility had unused availability of $116.8 million as at September 30, 2017 compared to $80.7 million as at March 31, 2017. We expect that our cash on hand and cash flows from operations, together with our Revolving Facility, will be adequate to meet our capital requirements and operational needs for the next twelve months.

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Cash Flows
A summary of the Company’s consolidated statement of cash flows for the six months ended September 30, 2017 compared to the six months ended September 30, 2016 is noted below.

CAD $000s	Six months ended September 30, 2017	Six months ended September 30, 2016	Change
Total cash provided by (used in):
Operating activities	(92,962)	(72,411)	(20,551)
Investing activities	(13,208)	(15,471)	2,263
Financing activities	109,806	91,587	18,219
Net increase in cash	3,636	3,705	(69)
Cash at the beginning of period	9,678	7,226	2,452
Cash at end of period	13,314	10,931	2,383

Our primary need for liquidity is to fund working capital requirements of our business, capital expenditures, debt service and for general corporate purposes. Our primary source of liquidity is funds generated by operating activities. We also use our asset-backed Revolving Facility as a source of liquidity for short-term working capital needs over our annual operating cycle. Our ability to fund our operations, to make planned capital expenditures, to make debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Cash generated from operations is significantly impacted by the seasonality of our business. As a result, historically, we have had lower balances under our revolving credit facilities in the first and fourth fiscal quarters and higher balances in the second and third fiscal quarters.
Cash flows from operating activities
Cash flows used in operating activities increased from $72.4 million in the six months ended September 30, 2016 to $93.0 million in the six months ended September 30, 2017. This increase in cash outflows of $20.6 million was primarily due to a $12.1 million increase in cash from operations, offset by a $35.8 million increase in working capital.

Cash flows from investing activities
Cash outflows on investing activities for the six months ended September 30, 2017 decreased by $2.3 million compared to the six months ended September 30, 2016. Our spending over the period was primarily related to the expansion of our Toronto corporate head office, the addition of a new manufacturing facility in Boisbriand, Québec, the build out of a new raw material and cutting distribution centre in Scarborough, Ontario and preparation for opening our Chicago, Boston Calgary and London stores. The year-over-year decrease in capital expenditure is primarily related to timing of payments for work completed on the new stores and planned capital expenditures on shop-in-shop initiatives with our retail partners in the remainder of fiscal 2018.

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Cash flows from financing activities
Cash flows generated from financing activities increased by $18.2 million year-over-year for the six months ended September 30, 2017. This increase was primarily from a seasonal increase in borrowings under the Revolving Facility used to finance operational growth.
Indebtedness
The following table presents our indebtedness net of cash as of September 30, 2017 and March 31, 2017.

	September 30, 2017	March 31, 2017	$ Change
CAD $000’s
Cash and cash equivalents	13,314	9,678	3,636
Revolving Facility	(118,703)	(8,713)	(109,990)
Term Loan Facility	(142,000)	(151,581)	9,581
Net debt position	(247,389)	(150,616)	(96,773)

Revolving Facility
On June 3, 2016, Canada Goose and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into a senior secured asset-based revolving credit facility (the “Revolving Facility”) with a syndicate of lenders. The Revolving Facility has commitments of $200 million with a seasonal increase of up to $250 million during the peak season from June 1 through November 30 (increased on August 15, 2017 from $150 million and $200 million in the peak season). In addition, the Revolving Facility includes a letter of credit sub-facility of $25 million. All obligations under the Revolving Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., Swiss, U.K. and Canadian subsidiaries. The Revolving Facility provides for customary events of default. The Revolving Facility matures on June 3, 2021.

Loans under the Revolving Facility, at our option, may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBOR Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.

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A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of one thousand dollars per month.
The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the six months ended September 30, 2017, the Company was in compliance with all covenants.
As at September 30, 2017, we had $118.7 million outstanding under the Revolving Facility compared to $8.7 million as at March 31, 2017 and unused borrowing capacity of $116.8 million compared to $80.7 million as at March 31, 2017. Amounts under the Revolving Facility may be borrowed, repaid and re-borrowed to fund our general corporate purposes and are available in Canadian dollars, U.S. dollars, and Euros and, subject to an aggregate cap of $40.0 million, such other currencies as are approved in accordance with the credit agreement governing the Revolving Facility.
Term Loan Facility
On December 2, 2016, the Company and Canada Goose Inc. entered into a senior secured term loan facility (the “Term Loan Facility”) with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders, which matures on December 2, 2021. All obligations under the Term Loan Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., U.K. and Canadian subsidiaries. The Term Loan Facility provides for customary events of default.
The interest rate on the loan outstanding under the Term Loan Facility is the LIBOR Rate (subject to a minimum rate of 1.00% per annum) plus an Applicable Margin of 4.00%. The loan can also be maintained as an ABR loan which bears interest at ABR plus an Applicable Margin which is 1.00% less than that for LIBOR loans.
The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains non-financial covenants. As at and during the six months ended September 30, 2017, the Company was in compliance with all covenants.
During the three months ended September 30, 2017 the Term Loan Facility lenders syndicated their commitments under the agreement to a new group of lenders; the Company’s obligations under the agreement remain substantially unchanged.
As at September 30, 2017, we had $142.0 million (US$113.8 million) aggregate principal amount outstanding under the Term Loan Facility compared to $151.6 million (US$113.8 million) as at March 31, 2017. Amounts prepaid or repaid under the Term Loan Facility may not be re-borrowed.

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Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares) and long-term debt (the Revolving Facility and the Term Loan Facility), with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing twelve months adjusted EBITDA to long-term debt, reflecting the seasonal change in the business as working capital builds through the second fiscal quarter.  The board of directors of the Company monitors the Company’s capital management on a regular basis.  We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and the risk characteristics of the business.

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Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations as at September 30, 2017:

	Fiscal year
CAD $000s	Q3-Q4 2018	2019	2020	2021	2022	2023	Thereafter	Total
Accounts payable and accrued liabilities	63,810	—	—	—	—	—	—	63,810
Revolving Facility	—	—	—	—	118,703	—	—	118,703
Term Loan Facility	—	—	—	—	142,000	—	—	142,000
Interest commitments relating to long-term debt	5,414	10,827	10,827	10,827	5,524	—	—	43,419
Operating leases	7,207	14,225	14,433	14,417	14,339	14,437	49,740	128,798
Pension obligation	—	—	—	—	—	—	821	821
As at September 30, 2017, we had additional long-term liabilities which included provisions for warranty, agent termination fees, sales returns, and asset retirement obligations, and deferred income tax liabilities. These long-term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
Outstanding Share Capital
Canada Goose is a publicly traded company listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at November 7, 2017, there were 36,283,292 subordinate voting shares issued and outstanding, and 70,894,076 multiple voting shares issued and outstanding.
As at November 7, 2017, there were 5,033,254 options outstanding under the Company’s stock option plans, 1,958,695 of which were vested as of such date. Each option is or will become exercisable for one subordinate voting share.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency exchange rates and interest rates.

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Foreign currency exchange risk
Our Interim Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in U.S. dollars, Euros, Pounds Sterling, and Swiss Francs, through its foreign operations in the U.S. U.K., France and Switzerland. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact. During fiscal 2018, 2017 and 2016, we entered into derivative instruments in the form of forward contracts to manage the majority of our current and anticipated exposure to fluctuations in the U.S. dollar, Pound Sterling, Euro, and Swiss Franc exchange rates for revenues and purchases.
Amounts borrowed under the Term Loan Facility and part of our Revolving Facility are denominated in U.S. dollars. Based on our outstanding balances of $142.0 million (US$113.8 million) under the Term Loan Facility and the U.S. dollar denominated portion of our Revolving Facility of $15.0 million (US$12.0 million) as at September 30, 2017, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our pre-tax income of $1.3 million solely as a result of that exchange rate fluctuation’s effect on the debt.
We may enter into foreign currency forward exchange contracts and options to reduce fluctuations in our long or short currency positions relating primarily to capital expenditures, accounts receivable, purchase commitments, interest coupon payments, raw materials and finished goods denominated in foreign currencies and long-term debt.
A summary of foreign currency forward exchange contracts and the corresponding amounts as at September 30, 2017 contracted forward rates is as follows:

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(000s)	Contract Amount		Primary Currencies
Forward exchange contract to purchase currency	CHF	3,400	Swiss Francs
	US$	3,200	U.S. dollars

Forward exchange contract to sell currency	US$	31,150	U.S. dollars
		€19,800	Euros
		£14,700	Pounds Sterling
Hedging of Term Loan Facility
On October 18, 2017, subsequent to the end of the quarter, the Company committed to derivative transactions to hedge a portion of its exposure to foreign currency exchange risk related to its term loan liability denominated in U.S. dollars.
The Company committed to a long-dated forward exchange contract to buy $75,000, or $59,382 in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the term to maturity (December 2, 2021).
The Company has also committed to a cross-currency swap by selling $50,000, $39,968 in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50,000 fixed rate debt bearing interest at a rate of 5.80%. Concurrently, the Company committed to a cross-currency swap by selling the $50,000 fixed rate debt bearing interest at a rate of 5.80% and receiving $50,000, €33,966 in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. The Company intends to apply hedge accounting for this transaction by designating the cross-currency swap as a hedge of the net investment in its European subsidiary.

Interest rate risk
We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Revolving Facility and Term Loan Facility. As at September 30, 2017, we had $118.7 million outstanding under our Revolving Facility with a weighted average interest rate of 2.53% and outstanding debt under our Term Loan Facility of $142.0 million which currently bears interest at 5.19%. Based on the outstanding borrowings under the Revolving Facility during the first half of fiscal 2018, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.4 million in the period. Correspondingly, a 1.00% increase in the rate on our Term Loan Facility would have increased interest expense by an additional $0.7 million. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
On December 9, 2013, the Company entered into the Management Agreement with certain affiliates of Bain Capital for a term of five years, which was terminated upon the closing of the IPO on March 21, 2017, in accordance with the terms of the Management Agreement. During the three and six months ended September 30, 2017, the Company incurred management fees of $nil (2016 - $0.1 million and $0.3 million respectively) and interest expense of $nil (2016 - $1.4 million and $2.9 million respectively) on the subordinated debt due to Bain Capital. As at September 30, 2016, accrued interest on the subordinated debt of $4.8 million was included in the accounts payable and accrued liabilities.
During the six months ended September 30, 2017, the Company made payments for travel expenses of $0.1 million (2016 - $0.1 million) to companies related to certain shareholders.
During the six months ended September 30, 2017, the Company expensed $nil to an affiliate controlled by the majority shareholder of the Company for IT services (2016 - $0.1 million).
FISCAL 2018 OUTLOOK
A discussion as to our fiscal 2018 outlook is contained in our earnings press release dated November 9, 2017 under the section entitled “Revised Fiscal 2018 Outlook”. This press release is available on the SEDAR website at www.sedar.com, on the EDGAR section of the SEC website at www.sec.gov and on our website at www.canadagoose.com.
CRITICAL ACCOUNTING POLICES AND ESTIMATES
Critical Accounting Policies and Estimates
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual and Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.
Revenue recognition. Wholesale revenue from the sale of goods to third-party resellers, net of an estimated allowance for sales returns, is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller, which, depending upon the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third-party warehouse or arrive at the reseller’s facilities, and there is no continuing management involvement or obligation affecting the acceptance of the goods. The Company, at its discretion may cancel all or a portion of any firm wholesale sales order. We are therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are included in accrued liabilities in the statement of financial position. Revenue through e-commerce operations and retail stores are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns. Management bases its estimates on historical results, taking into consideration the type of customer, transaction, and specifics of each arrangement. Our policy is to sell merchandise through the DTC channel with a limited right to return, typically within thirty days. Accumulated experience is used to estimate and provide for such returns, which are recorded as liabilities on the balance sheet.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from physical inventory counts.
Impairment of non-financial assets (goodwill, intangible assets, and property, plant and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, earnings, working capital and capital investment consistent with strategic plans presented to the board of directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the consolidated statements of income and comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed

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deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Functional currency. Items included in the consolidated financial statements of our Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is our functional and presentation currency.
Financial instruments. Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.
We enter into financial instruments with highly-rated creditworthy institutions and instruments with liquid markets and readily-available pricing information.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.
Financial assets and financial liabilities are measured subsequently as described below.

a.	Non-derivative financial assets
Non-derivative financial assets include cash and trade receivables and are classified as loans and receivables and measured at amortized cost. We initially recognize receivables and deposits on the date that they are originated. We derecognize a financial asset when the contractual rights to the cash flows from the asset expire, or when the rights to receive the contractual cash flows on the financial asset are transferred in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

b.	Non-derivative financial liabilities
Non-derivative financial liabilities include accounts payable, accrued liabilities, Revolving Facility, and Term Loan Facility. We initially recognize debt instruments issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which we become a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. We derecognize a financial liability when its contractual obligations are discharged or cancelled or expire.

c.	Derivative financial instruments

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Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and effective as a hedging instrument. When a derivative financial instrument, including an embedded derivative, is not designated and effective in a qualifying hedge relationship, all changes in its fair value are recognized immediately in the statement of income; attributable transaction costs are recognized in the statement of income as incurred. We do not use derivatives for trading or speculative purposes.
Embedded derivatives are separated from a host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

d.	Hedge accounting
We are exposed to the risk of currency fluctuations and have entered into currency derivative contracts to hedge its exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. We document the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. We document our assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.
The fair value of a hedging derivative is classified as a current asset or liability when the maturity of the hedged item is less than twelve months, and as a non-current asset or liability when the maturity of the hedged item is more than twelve months.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in other comprehensive income are transferred to the statement of income in the periods when the hedged item affects earnings. When a forecast transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts previously recognized in other comprehensive income are reclassified and included in the initial measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statement of income.

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Share-based payments. Share-based payments are valued based on the grant date fair value of the awards and we record compensation expense over the corresponding service period in our stock option plan established in December 2013. The fair value of the share-based payments is determined using acceptable valuation techniques, which incorporate our discounted cash flow estimates and other market assumptions. There are two types of stock options outstanding: service-vested options are time based and generally vest over 5 years of service and performance-based options vest upon attainment of performance conditions or the occurrence of an exit event. The compensation expense related to the options is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of such exit event is probable.
For stock options granted subsequent to becoming a public company, we use market based inputs for share price, risk free rates, volatility and strike price for the Black-Scholes valuation method.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the balance sheet date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement and risk-free rate used to discount the provision to present value. We update our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
Sales returns. Sales returns relate primarily to goods sold through the DTC sales channel which have a limited right of return, typically within 30 days. The Company bases its estimate on historical return rates in its e-commerce and retail stores and reviews its actual returns experience periodically to assess the appropriateness of the return rates used.
Trade receivables. We do not have any customers which account for more than 10% of sales or accounts receivable. We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. To mitigate this risk, management has entered into an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers based on a total deductible of fifty thousand dollars. Since we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance might be required. In the event we determine that a smaller or larger allowance is appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which such a determination is made.
CHANGES IN ACCOUNTING POLICIES
The Interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the IASB. Certain information which is considered material to the understanding of the Interim Financial Statements and which are normally included in the annual financial statements prepared in accordance with IFRS are provided in the notes to the Interim Financial Statements. These Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Annual Financial Statements. These Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in Note 2 to the Annual Financial Statements, except as noted below.
Standards issued and adopted
The Company adopted amendments to IAS 7, Statement of Cash Flows which are effective for annual periods beginning on or after January 1, 2017. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Implementation of the standard has not had a material effect on the Interim Financial Statements.
The Company adopted amendments to IAS 12, Income Taxes, which are effective for the year beginning on or after January 1, 2017. The amendments clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. Implementation of the standard has not had a material effect on the Interim Financial Statements.
Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted by the Company for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations are provided below.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which replaces the detailed guidance on revenue recognition requirements that currently exists under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively.

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Early adoption is permitted. The Company, in consultation with its advisors, has implemented a process across its business segments and departments to analyze its inventory of contracts with customers using the five-step approach outlined in IFRS 15. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15 has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is working with its advisors to evaluate its current hedging strategy under IFRS 9. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of this amendment on its consolidated financial statements.
Jumpstart Our Business Startups Act (“JOBS Act”)
We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards. Given that IFRS standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.
We are required to test eligibility as an Emerging Growth Company as defined in the Securities Act of 1933, and compliance with the JOBS Act, at the second quarter of each fiscal year. As measured on the last business day of the second quarter, we will no longer qualify as an Emerging Growth Company as at the end of fiscal 2018.

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INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures
We conducted an evaluation of the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of September 30, 2017, the end of the period covered by this MD&A. The Disclosure Controls evaluation was completed under the supervision and with the participation of management, including our President and Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that, because of the material weaknesses in our internal control over financial reporting described below in “Changes in Internal Control Over Financial Reporting”, our Disclosure Controls were not effective as of September 30, 2017, such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.
Management’s Report on Internal Control over Financial Reporting
This MD&A does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered independent public accounting firm due to a transition period established by rules of the SEC for recently listed public companies.

Changes in Internal Control over Financial Reporting
During the second quarter of fiscal 2018, there was no change in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act), other than those described below, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Ongoing Remediation of Material Weakness in Internal Control over Financial Reporting
As previously disclosed in our Annual Report, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis.

Prior to the IPO, we did not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical

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training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including inventory costing and business combinations. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.

We have taken steps to address these material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have engaged external advisors to provide assistance in the areas of information technology, internal control over financial reporting, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weaknesses identified. See “Risk Factors” in our Annual Report.

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